IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Unaudited)

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2020

Canadian dollars in thousands

(Unaudited)

INDEX

Page

Interim Condensed Consolidated Statements of Financial Position	3 - 4

Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income	5 - 6

Interim Condensed Consolidated Statements of Changes in Equity	7

Interim Condensed Consolidated Statements of Cash Flows	8 - 9

Notes to Interim Condensed Consolidated Financial Statements	10 - 20

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INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		September 30, 2020	December 31, 2019
	Note	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$9,737	$13,926
Restricted cash		18	-
Trade receivables		5,135	1,810
Advances to suppliers		3,651	2,565
Other accounts receivable		405	516
Biological assets	3	2,915	52
Inventories	4	8,303	5,422

		30,164	24,291
NON-CURRENT ASSETS:
Property, plant and equipment, net		4,815	3,392
Investments in financial assets		2,298	912
Right-of-use assets, net		970	1,023
Deferred tax assets		73	89
Intangible assets, net		1,085	889
Goodwill		305	298

		9,546	6,603

Total assets		$39,710	$30,894

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		September 30, 2020	December 31, 2019
	Note	Unaudited
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables		$2,307	$992
Other accounts payable and accrued expenses		1,538	1,458
Current maturities of lease liabilities		172	159

		4,017	2,609

NON-CURRENT LIABILITIES:
Warrants measured at fair value	5	2,433	197
Deferred tax liability, net		1,781	826
Employee benefit liabilities, net		344	262
Lease liabilities		846	891

		5,404	2,176

Total liabilities		9,421	4,785

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY :	6
Share capital and premium		36,330	25,947
Translation reserve		754	309
Reserve from share-based payment transactions		4,720	2,677
Accumulated deficit		(13,645)	(4,273)

Total equity attributable to equity holders of the Company		28,159	24,660
Non-controlling interests		2,130	1,449

Total equity		30,289	26,109

Total liabilities and equity		$39,710	$30,894

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Nine months ended September 30,		Three months ended September 30,
		2020	2019	2020	2019
	Note	Unaudited

Revenues		$10,990	$6,595	$5,893	$2,326
Cost of revenues		4,972	3,162	2,531	1,300

Gross profit before fair value adjustments		6,018	3,433	3,362	1,026

Fair value adjustments:
Unrealized change in fair value of biological assets		9,042	3,922	2,287	933
Realized fair value adjustments on inventory sold in the period		(5,099)	(3,152)	(2,268)	(1,322)

Total fair value adjustments		3,943	770	19	(389)

Gross profit		9,961	4,203	3,381	637

General and administrative expenses		7,223	5,125	2,197	1,852
Selling and marketing expenses		2,334	964	1,150	373
Research and development expenses		135	201	1	62
Share-based compensation		2,131	1,965	704	804

Total operating expenses		11,823	8,255	4,052	3,091

Operating loss	7	(1,862)	(4,052)	(671)	(2,454)

Finance income		427	764	1,186	469
Finance expense		(6,402)	(5,366)	-	(43)

Finance income (expenses), net	5	(5,975)	(4,602)	1,186	426

Income (loss) before income taxes		(7,837)	(8,654)	515	(2,028)
Income tax expense (benefit)		921	458	(223)	(113)

Net income (loss)		(8,758)	(9,112)	738	(1,915)

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods:
Re-measurement gain on defined benefit plans		(32)	-	1	-
Exchange differences on translation to presentation currency		639	205	(399)	74

Total other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods		607	205	(398)	74

Other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods:
Adjustments arising from translating financial statements of foreign operation		(95)	75	(35)	75

Total other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods		(95)	75	(35)	75

Total other comprehensive income (loss)		$512	$280	$(433)	$149

Total comprehensive income (loss)		$(8,246)	$(8,832)	$305	$(1,766)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Nine months ended September 30,		Three months ended September 30,
		2020	2019	2020	2019
	Note	Unaudited

Net income (loss) attributable to:
Equity holders of the Company		(9,340)	(9,366)	656	(1,724)
Non-controlling interests		582	254	82	(191)

		(8,758)	(9,112)	738	(1,915)

Total comprehensive income (loss) attributable to:
Equity holders of the Company		(8,927)	(9,191)	228	(1,653)
Non-controlling interests		681	359	77	(113)

		$(8,246)	$(8,832)	$305	$(1,766)

Net income (loss) per share attributable to equity holders of the Company:	8
Basic net loss per share (in CAD):		$(0.06)	$(0.08)	$0.00	$(0.01)
Diluted net loss per share (in CAD)		$(0.06)	$(0.08)	$0.00	$(0.01)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Canadian Dollars in thousands

	Attributable to equity holders of the Company
	Share capital and premium	Reserve for share-based payment transactions	Translation reserve	Retained earnings (deficit)	Total	Non- controlling interests	Total equity

Balance as of January 1, 2020	$25,947	$2,677	$309	$(4,273)	$24,660	$1,449	$26,109

Exercise of warrants and compensation options (see Note 6b)	10,178	-	-	-	10,178	-	10,178
Exercise of options (see Note 6c)	199	(80)	-	-	119	-	119
Share-based compensation	-	2,131	-	-	2,131	-	2,131
Forfeited options	6	(8)	-	-	(2)	-	(2)
Net income (loss)	-	-	-	(9,340)	(9,340)	582	(8,758)
Other comprehensive income (loss)	-	-	445	(32)	413	99	51 2

Balance as of September 30, 2020 (Unaudited)	36,330	4,720	754	(13,645)	28,159	2,130	30, 2 89

Balance as of January 1, 2019	7,099	-	43	3,040	10,182	1,429	11,611

Share-based compensation	-	1,952	-	-	1,952	-	1,952
Share-based compensation of subsidiary	-	-	-	-	-	76	76
Net income (loss)	-	-	-	(9,366)	(9,366)	254	(9,112)
Other comprehensive income	-	-	175	-	175	105	280

Balance as of September 30, 2019 (Unaudited)	$7,099	$1,952	$218	$(6,326)	$2,943	$1,864	$4,807

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Nine months ended September 30,
	2020	2019
	Unaudited

Cash provided by (used in) operating activities:

Net loss for the period	$(8,758)	$(9,112)
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	(9,042)	(3,922)
Fair value adjustment on sale of inventory	5,099	3,152
Fair value adjustment on warrants measured at fair value	6,048	4,251
Depreciation of property, plant and equipment	493	233
Amortization of intangible assets	23	92
Depreciation of right-of-use assets	156	109
Finance expenses (income), net	(73)	351
Changes in employee benefit liabilities, net	41	56
Deferred tax, net	946	191
Share-based compensation	2,131	1,965

	5,822	6,478

Changes in working capital:

Increase in trade receivables, net	(3,266)	(330)
Increase in other accounts receivable	(874)	(484)
Decrease in biological assets, net of fair value adjustments	6,181	2,781
Increase in inventories, net of fair value adjustments	(7,804)	(2,912)
Increase in trade payables	1,744	335
Increase in other accounts payable and accrued expenses	33	598

	(3,986)	(12)

Taxes paid	(462)	(200)

Net cash used in operating activities	(7,384)	(2,846)

Cash flows from investing activities:

Purchase of property, plant and equipment	(1,780)	(920)
Purchase of intangible assets	(94)	-
Investment in financial assets	(1,345)	-
Acquisition of subsidiary (schedule A)	-	(1,316)
Increase in restricted bank deposit	(18)	-

Net cash used in investing activities	$(3,237)	$(2,236)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Nine months ended September 30,
	2020	2019
	Unaudited
Cash flow from financing activities:

Proceeds from exercise of warrants and compensation options	$6,305	$-
Proceeds from exercise of options	119	-
Repayment of lease liability	(135)	(63)
Repayment of lease liability interest	(51)	(43)
Repayment of bank loan	-	(624)

Net cash provided by (used in) financing activities	6,238	(730)

Effect of foreign exchange on cash and cash equivalents	194	(448)

Decrease in cash and cash equivalents	(4,189)	(6,260)
Cash and cash equivalents at beginning of the period	13,926	7,591

Cash and cash equivalents at end of the period	$9,737	$1,331

Supplemental disclosure of non-cash activities:
Additions to right-of-use assets and corresponding lease liability	$(107)	$(196)

Schedule A - Acquisition of a subsidiary:

The subsidiary's assets and liabilities at date of acquisition:

Working capital (excluding cash and cash equivalents)	$-	$166
Bank credit	-	(321)
Bank loan	-	(624)
Property, plant and equipment	-	702
Intangible assets	-	1,149
Goodwill	-	552
Deferred tax liability	-	(308)

	$-	$1,316

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

NOTE 1:- GENERAL

a. Corporate information:

IM Cannabis Corp. (the "Company" or "IMCC) is listed on the Canadian Securities Exchange ("CSE") under the ticker symbol "IMCC". IMCC's main office is located in Kibutz Glil-Yam, Israel.

IMCC operates in the field of medical cannabis, through Focus Medical Herbs Ltd. ("Focus"), which is licensed under the regulations of medical cannabis by the Israeli Ministry of Health through its Israel Medical Cannabis Agency ("IMCA") to breed, grow and supply medical cannabis product in Israel and all of its operations are performed pursuant to the Israeli Dangerous Drugs Ordinance (New Version), 1973 (the "Dangerous Drugs Ordinance"), and the related regulations issued by IMCA.

The Company, its subsidiaries and Focus (collectively: the "Group"), operate in one reporting segment. The majority of the Group's revenues are generated from sales of medical cannabis products to customers in Israel. The Company and its subsidiaries do not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

These financial statements have been prepared in a condensed format as of September 30, 2020, and for the three and nine months then ended (the "interim condensed consolidated financial statements"). These interim condensed consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements as of December 31, 2019, and for the year then ended and accompanying notes (the "annual consolidated financial statements").

Since March 31, 2020, the outbreak of the novel strain of coronavirus ("COVID-19") and the ongoing pandemic, has resulted in governments worldwide enacting various emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods, closing of non-essential businesses and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. In addition, global equity markets have experienced significant volatility and weakness.

To date, the COVID-19 pandemic has not had a material negative impact on the Company's results of operations. The Company, as well as its distribution channels are considered essential businesses (food and drug retailers) that continue to operate during this period.  However, the duration and severity of the COVID-19 pandemic is unknown at this time and the Company is unable to predict the effect should the situation continue for a prolonged period.

NOTE 1:- GENERAL (Cont.)

b. Approval of interim condensed consolidated financial statements:

These interim condensed consolidated financial statements of the Company were authorized for issue by the Board of Directors on November 26, 2020.

c.  Strategic developments:

1. On December 26, 2019, the Company entered into a share purchase agreement with Xinteza API Ltd. ("Xinteza") (the "Xinteza SPA"), an Israeli company with a unique biosynthesis technology, according to which, the Company will purchase 42,114 Preferred Shares, which represents, on as-converted and fully diluted basis, 25.37% of Xinteza's outstanding share capital, for a total consideration of US$ 1,700 thousand ($2,298) to be paid in several installments. Through September 30, 2020, the Company paid the entire consideration. The investment in Xinteza's Preferred Shares is accounted for as a financial asset at fair value through profit or loss.

2. On January 23, 2020, IMC, the Company's wholly-owned subsidiary, signed a definitive agreements to establish a medical cannabis cultivation and processing joint venture in Greece (the "Joint Venture") with Galen Industries Single Member Societe Anonyme, a Greek company established by a consortium of investors in Greece with extensive experience in the pharmaceutical, media, finance and energy sectors ("Galen").

IMC will own 25% of the Joint Venture and the remaining 75% of the Joint Venture will be owned by Galen. Each party is committed to fund the initial capital expenditures, totaling approximately up to €8,000 thousand (approximately $ 11,675 ) to fund the construction of an EU-GMP certified cultivation and processing facility in Greece. IMC will invest up to €1,500 thousand (approximately $2,189) into the Joint Venture, with the balance funded by Galen. Execution of the Joint Venture's business plan will start immediately and construction of greenhouses as well as the EU-GMP facility is expected to begin upon receiving the Establishment Approval from the Greek medical cannabis regulatory authorities. The Joint Venture land plot size is expected to be 100,000 to 180,000 square meters (or 1,076,000 to 1,938,000 square feet).

In addition, the Joint Venture and IMC have signed a preferred supply agreement (the "Supply Agreement"). Under the Supply Agreement, IMC has the right to purchase up to 25% of the total production from the Joint Venture at a preferred price as determined in the agreement, for an initial period of five years. As of September 30, 2020, no capital expenditures have been made towards the Joint Venture given the uncertainty relating to COVID-19.

NOTE 1:- GENERAL (Cont.)

3. During March and April 2020, Focus entered into six medical cannabis sales agreements with l pharmacies in Israel, for the sale of an aggregate of approximately 33,000Kg IMC-branded products, over the next four years, starting from 2020.

4. During March and April 2020, Focus entered into four supply agreements with growers in Israel for the purchase of IMC-branded products over the next three years, starting from 2021 and subject to meeting certain milestones by the growers. A supply agreement with one of the growers was terminated as milestones under the agreement expired.

5. In July 2020, AdjuPharm entered into several binding medical cannabis sales agreements with the following distributors in Germany: Zur Rose Group ("Zur Rose"), Axicorp Groupremedix GmbH ("Axicorpremedix"), Canymed GmbH ("Canymed") and Materia Deutscheland GmbH ("Materia"). The sales agreements entered into with Axicorpremedix and Canymed are each for a period of three-years and the sales agreements entered into with Zur Rose and Materia is for a period of one-year. These agreements amount to an aggregate of 1,525kg to be delivered in the next twelve months.

6. On July 24, 2020, Focus signed a supply agreement with Ever Green Solomon Pharma Ltd. ("Ever Green") (the "Solomon Supply Agreement") to purchase all of the medical cannabis produced by Ever Green for a period of five years with an option for Focus to extend the Solomon Supply Agreement for an additional five years, at a fixed price per gram. The finished products will be sold to pharmacies in Israel under the IMC brand.

7. On July 28, 2020, the Company established a wholly-owned subsidiary in Netherlands, IM Cannabis Holding NL. B.V (the " Holding NL"), which established an additional Dutch entity, IMC Holland B.V., in which 60% is owned by Holding NL, and the remaining 40% owned by a group of four individuals with expertise in the Dutch cannabis market (collectively: the "IMC Netherlands"). The IMC Netherlands was incorporated for the purpose of applying for a Dutch governmental tender to establish a full cannabis supply chain (the "Tender"). Under the Dutch government Tender, up to 10 licensed growers (minimum of 5) will be selected by the Dutch Minister of Healthcare and the Minister of Justice and Security, becoming the exclusive cannabis suppliers to all the coffee shops in the ten Dutch municipalities participating in the Tender. The application proposes a facility that will produce approximately 6,500Kg of cannabis annually, with finished products including flowers, hash and pre-rolls. The supply agreement pursuant to the Tender is for a period of four years, following which the Dutch government will decide as to an extension. Successful applicants are expected to be announced by the beginning of 2021 .

NOTE 1:- GENERAL (Cont.)

d. Definitions:

In these financial statements:

The Company, or IMCC	-	IM Cannabis Corp.

The Group	-	IM Cannabis Corp., its Subsidiaries and Focus

Subsidiaries	-	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company

CAD or $	-	Canadian Dollar

NIS	-	New Israeli Shekel

USD or US$	-	United States Dollar

EURO or €	-	Euro

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation and measurement:

The interim condensed consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting ("IAS 34").

The interim condensed consolidated financial statements are presented in Canadian dollars and are prepared in accordance with the same accounting policies, described in the Company's annual consolidated financial statements, except for the adoption of new accounting standards identified in Note 2c.

b.  Significant accounting policies:

The preparation of the Company's interim condensed consolidated financial statements under IFRS requires management to make judgements, estimates, and assumptions about the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis for reasonableness and relevancy. Where revisions are required, they are recognized in the period in which the estimate is revised as well as future periods that are affected.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c. New or amended standards effective January 1, 2020:

IFRS 3, Business Combinations:

In October 2018, the IASB issued an amendment to the definition of a "business" in IFRS 3, Business Combinations (the "Amendment"). The Amendment is intended to assist entities in determining whether a transaction should be accounted for as a business combination or as an acquisition of an asset.

The Amendment consists of the following:

1. Clarification that to meet the definition of a business, an integrated set of activities and assets must include, as a minimum, an input and a substantive process that together significantly contribute to the ability to create output.

2. Removal of the reference to the assessment whether market participants are capable of acquiring the business and continuing to operate it and produce outputs by integrating the business with their own inputs and processes.

3. Introduction of additional guidance and examples to assist entities in assessing whether the acquired processes are substantive.

4. Narrowing the definitions of "outputs" and "business" by focusing on goods and services provided to customers.

5. Introducing an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The Amendment is to be applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The adoption of this Amendment is not expected to have a material effect on the consolidated financial statements.

NOTE 3:- BIOLOGICAL ASSETS

The Company's biological assets consist of cannabis plants. The changes in the carrying value of biological assets are as follows:

Balance at January 1, 2020	$52

Production costs capitalized	1,786
Changes in fair value less cost to sell due to biological transformation	9,042
Transferred to inventory upon harvest	(7,967)
Foreign exchange translation	2

Balance at September 30, 2020 (unaudited)	$2,915

As of September 30, 2020 and December 31, 2019, the weighted average fair value less cost to sell was $4.24 and $2.66 per gram, respectively.

The fair value of biological assets is categorized within Level 3 of the fair value hierarchy.

The following inputs and assumptions were used in determining the fair value of biological assets:

1. Selling price per gram - calculated as the weighted average historical selling price for all strains of cannabis sold by the Group less reductions for future estimated declines, which is expected to approximate future selling prices.

2. Post-harvest costs - calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials, depreciation and labor as well as labelling and packaging costs.

3. Attrition rate - represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested.

4. Average yield per plant - represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant.

5. Stage of growth - represents the weighted average number of weeks out of the average weeks growing cycle that biological assets have reached as of the measurement date. The growing cycle is approximately 12 weeks.

The following table quantifies each significant unobservable input, and also provides the impact a 10% increase/decrease in each input would have on the fair value of biological assets:

	September 30, 2020	December 31, 2019	10% change as at
			September 30, 2020	December 31, 2019

Average selling price per gram of dried cannabis (in CAD)	$5.50	$3.39	$370	$6.2
Average post-harvest costs per gram of dried cannabis (in CAD)	$1.26	$0.73	$78	$0.9
Attrition rate	5%	6%	$16	$0.4
Average yield per plant (in grams)	108	94	$291	$5.2
Average stage of growth	37%	5%	$291	$5.2

The Company's estimates are, by their nature, subject to change including differences in the anticipated yield. These changes will be reflected in the gain or loss on biological assets in future periods.

NOTE 4:- INVENTORIES

The following is a breakdown of inventory at September 30, 2020 (unaudited):

	Capitalized costs	Fair valuation adjustment, net	Carrying value
Work in progress:
Bulk cannabis	$1,792	$3,524	$5,316
Finished goods:
Packaged dried cannabis	1,047	1,755	2,802
Cannabis Oil	5	-	5
Other	180	-	180

	$3,024	$5,279	$8,303

The following is a breakdown of inventory at December 31, 2019:

	Capitalized costs	Fair valuation adjustment	Carrying value
Work in progress:
Bulk cannabis	$693	$1,596	$2,289
Finished goods:
Packaged dried cannabis	922	1,849	2,771
Other	362	-	362

	$1,977	$3,445	$5,422

During the nine months ended September 30, 2020 and 2019, inventory expensed to cost of goods sold was $10,071 and $6,314, respectively, which included $5,099 and $3,152, of non-cash expense, respectively, related to the changes in fair value of inventory sold.

During the three months ended September 30, 2020 and 2019, inventory expensed to cost of goods sold was $4,799 and $2,622, respectively, which included $2,268 and $1,322,   of non-cash expense, respectively, related to the changes in fair value of inventory sold.

NOTE 5:- FINANCIAL INSTRUMENTS

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

Fair value method
Financial instruments measured at fair value:

Liability for Warrants *)	Trading price on the market

Financial instruments measured at amortized cost:

Cash and cash equivalents, trade receivables and other account receivables	Carrying amount (approximates fair value due to short-term nature)

Trade payables, other accounts payable and accrued expenses	Carrying amount (approximates fair value due to short-term nature)

*)  The fair value of the 2019 Warrants, as described in Note 15c to the annual consolidated financial statements, in the amount of $2,433, as of September 30, 2020, is categorized within Level 1 of the fair value hierarchy.

 Finance expense (income) for the nine months ended September 30, 2020 and 2019, include fair value adjustment of Warrants measured at fair value in the amounts of $6,048 and $4,251, respectively. For the three months ended September 30, 2020 and 2019, finance expenses (income) include fair value adjustment of Warrants measured at fair value in the amounts of $(973) and $480, respectively.

NOTE 6:- EQUITY

a. Composition of share capital:

	September 30, 2020		December 31, 2019
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary shares without par value	Unlimited	158,650,878	Unlimited	145,743,283

Ordinary shares confer upon their holders the right to participate in the general meeting where each Ordinary share has one voting right in all matters, receive dividends if and when declared and to participate in the distribution of surplus assets in case of liquidation of the Company.

NOTE 6:- EQUITY (Cont.)

b. Movements in share capital:

During the nine month period ended September 30, 2020, the Company has received $6,305 proceeds from exercise of Warrants and Compensation options, out of which, $6,032 received for the exercise of Warrants and Compensation options issued in May through June, 2018, with expiration dates between May through June 2020 (the "2018 Warrants"), and $273 received for the exercise of Warrants (the "2019 Warrants") (Collectively: the "Warrants") and Compensation options (the "2019 Compensation options") issued in August 2019, with expiration dates through August 2022. A total of 12,351,295 Warrants were exercised, out of which 12,350,795 of 2018 Warrants, representing 92.1% of the total 2018 Warrants quantity, at a price of $0.50 per Warrant and $0.40 per Compensation option, 500 Warrants of 2019 Warrants, representing 0.01% of the total 2019 Warrants quantity, at a price of $1.3 per Warrant.

In addition, 259,630 of 2019 Compensation options, representing 22% of the total 2019 Compensation options quantity, were exercised at a price of $1.05 per option, to one Ordinary share and one half of Warrant (the "2019 Compensation Warrant").

As a result of the exercises above, a total of 12,610,925 Ordinary shares were issued to the Company's investors.

The Warrants which were accounted for as a liability were revalued to their fair value immediately prior to their exercise. The revaluation of the exercised Warrants in the amount of $3,872 was recorded as finance expense (income) in the nine months period ended September 30, 2020. The carrying amount of the liability was reclassified to equity upon exercise of the Warrants. The unexercised 2018 Warrants and Compensation options expired.

c. Share option plan:

On December 19, 2018, the Board of Directors approved the "2018 Share Incentive Plan" (the "2018 Plan"), for the granting of options, shares, restricted shares and restricted share units, (together "Awards"), in order to provide incentives to Group employees, directors, consultants and/or contractors. In accordance with the 2018 Plan, a maximum of 12,250,000 Ordinary shares are reserved for issuance.

In August 2019, as part of the RTO, as described in the annual consolidated financial statements, the Company updated the 2018 Plan and set the total Ordinary shares reserved for issuance to a maximum of 10% of the Ordinary shares issued and outstanding. As of September 30, 2020, a maximum of 15,865,088 Ordinary shares are reserved for issuance.

Awards granted under the 2018 Plan are subject to vesting schedules and unless determined otherwise by the administrator of the 2018 Plan, generally vest following a period of three years from the applicable vesting commencement date, such that 33.3% of the awards vest on the first anniversary of the applicable vesting commencement date and 66.7% of the awards vest in twelve equal installments upon the lapse of each three-month period thereafter. Subject to the discretion of the 2018 Plan administrator, if an award has not been exercised within seven years after the date of the grant, the award expires. As of September 30, 2020, 3,082,338 Ordinary shares are available for future grants under the 2018 plan.

NOTE 6:- EQUITY (Cont.)

The fair value for options granted during the nine-month period ended September 30, 2020, to the Group's employees, directors and advisors was estimated using the Black & Scholes option pricing model with the following assumptions:

Exercise price (in CAD)	$1.00 - $1.45
Dividend yield (%)	-
Expected life of share options (Years)	5
Volatility (%)	78% - 79%
Annual risk-free rate (%)	0.28% - 0.35%
Share price (in CAD)	$1.23 - $1.45
Weighted average fair value on the grant date (in CAD)	$0.54 - $0.76

The following table lists the number of share options and the weighted average exercise prices of share options in the 2018 Plan:

	September 30, 2020
	Number of options	Weighted average exercise price
		in CAD

Options outstanding at the beginning of the period	11,760,000	0.43
Options granted during the period	3,420,000	1.01
Options exercised during the period *)	(296,670)	0.40
Options forfeited during the period	(2,100,580)	0.44

Options outstanding at the end of period	12,782,750	0.54

The weighted average remaining contractual life for the share options outstanding as of September 30, 2020, was 7.6 years.

*) During the nine months ended September 30, 2020, the Company has received $119 proceeds from exercise of 296,670 employees share options.

NOTE 7:- SELECTED STATEMENTS OF PROFIT OR LOSS DATA

	Nine months ended September 30,		Three months ended September 30,
	2020	2019	2020	2019
	Unaudited

Salaries and related expenses	$4,358	$2,783	$1,285	$749

Professional fees	$3,382	$804	$1,167	$114

Depreciation and amortization	$672	$436	$244	$174

NOTE 8:- NET EARNINGS (LOSS) PER SHARE

Details of the number of shares and income (loss) used in the computation of earnings per share:

	Three months ended September 30,
	2020		2019
	Weighted average number of shares (in thousands)	Net profit attributable to equity holders of the Company	Weighted average number of shares (in thousands)	Net loss attributable to equity holders of the Company

For the computation of basic net earnings	154,703	656	122,830	$(1,724)

Effect of potential dilutive Ordinary shares	24,294	-	-	-

For the computation of diluted net earnings	178,997	656	122,830	$(1,724)

	Nine months ended September 30,
	2020		2019
	Weighted average number of shares (in thousands)	Net loss attributable to equity holders of the Company	Weighted average number of shares (in thousands)	Net loss attributable to equity holders of the Company

For the computation of basic net earnings	152,836	(9,340)	122,830	$(9,366)

Effect of potential dilutive Ordinary shares	-	-	-	-

For the computation of diluted net earnings	152,836	(9, 340)	122,830	$(9,366)

NOTE 9:- SUBSEQUENT EVENTS

On October 8, 2020, the Company applied to list its Ordinary shares (the "Ordinary Shares") on the NASDAQ Capital Market ("NASDAQ") under the trading symbol "IMCC". The listing on NASDAQ is subject to the satisfaction of all applicable listing and regulatory requirements, including registration of the Company's Ordinary shares to the United States Securities and Exchange Commission, and NASDAQ requirements and approvals. The Ordinary shares of the Company will continue to be listed on the Canadian Securities Exchange under the same trading symbol.

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